

January 24, 2011

Steven T. Lowe, Esquire
Secretary and Director
Vantage Health
11400 West Olympic Boulevard, Suite 640
Los Angeles, California 90064-1567

> **Re:** **Vantage Health**
> **Registration Statement on Form S-1**
> **Amendment no. 3 filed January 18, 2011**
> **File No. 333-168930**

Dear Mr. Lowe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Summary

1. We note your response to comment 2 and new exhibit 10.7. Please file the memorandum of understanding dated July 7, 2010 as an exhibit.

The Government Tender Bidding Process, page 43

2. We note your response to comment 8 and the revised disclosure on page 43. Please delete the reference to attached tender documents since such materials are not attached or filed as exhibits.

Consolidated Financial Statements

3. Your response to comment 12 states that you revised the company's name but the June 30, 2010 financial statements and audit report continue to refer to Vantage Health, Inc. Please revise.

Consolidated Statement of Cash Flows

4. We acknowledge your revised presentation in response to comment eleven. Please tell us why you do not present the effect of exchange rate changes on cash similar to the example included in ASC 830-230-55-12. Please revise your presentation as applicable.

5. When a subsidiary's financial statements denominated in another currency are translated into the company's functional currency, the resulting translation adjustment should be included in as a component of comprehensive income. Please revise your financial statements including your consolidated statement of operations to include a presentation for comprehensive income items as applicable. If there is no translation adjustment to be included in comprehensive income please disclose why. Please clarify in the disclosure what the functional currency of your South African subsidiary is (US dollar or local currency). The current disclosure states that the company's functional currency is the US dollar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott P. Doney, Esq.
    Cane Clark LLP
    3273 E. Warm Springs
    Las Vegas, Nevada 89120